

Mail Stop 3628

March 2, 2009

By Facsimile and U.S. Mail

Michael Harris, Esq.
Harris Cramer LLP
1555 Palm Beach Lakes Blvd., Suite 310
West Palm Beach, FL 33401

> **Re:** **Sunair Services Corporation**
> **Amendment No. 1 to Schedule 14C**
> **Filed by Michael Brauser, Michael Herman and Dru Schmitt**
> **Filed February 25, 2009**
> **File No. 1-04334**

Dear Mr. Harris:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14C

1. Please revise to clarify that your information statement is in preliminary form.

2. We note your response to comment four in our letter dated February 11, 2009. Please revise throughout your information statement to clarify that currently you have oral non-binding agreements but do not have any written consents. Please revise to identify the ten

shareholders who have provided you with oral agreements and disclose the aggregate number of shares represented by their oral agreements. In addition, please revise to disclose your reasons for not obtaining written consents at this time and when you will obtain the consents.

Closing Information

Please amend the preliminary information statement in response to these comments. Clearly and precisely mark the changes to the preliminary information statement effected by the amendment. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions